March 11, 2020

Yue Kou
Chief Financial Officer
Ionix Technology, Inc.
No. 279 Zhongnan Road
Zhongshan District, Dalian City
Liaoning Province, China 116000

       Re: Ionix Technology, Inc.
           Form 10-K for the Fiscal Year Ended June 30, 2019
           Filed September 30, 2019
           File No. 000-54485

Dear Ms. Kou:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences